EXHIBIT 99.1

BeyondSpring Appoints Pharma Veterans Drs. Daniel Zabrowski and Ramon Mohanlal to Company’s Board of Directors

NEW YORK, Jan. 23, 2020 (GLOBE NEWSWIRE) -- BeyondSpring Inc. (the “Company” or “BeyondSpring”) (NASDAQ: BYSI), a global biopharmaceutical company focused on the development of innovative immuno-oncology cancer therapies, today announced the appointments of Drs. Daniel Zabrowski and Ramon Mohanlal to the Company’s Board of Directors.

Dr. Zabrowski previously worked for more than 20 years at Roche in a number of key global leadership positions, including Global Head of Regulatory Affairs, Global Head of Development Operations and Global Head of Pharma Partnering. During his tenure in business development, Dr. Zabrowski and his teams delivered 300+ acquisition and partnership deals. Currently, he serves as a Venture Partner at Decheng Capital. Dr. Zabrowski will assist with future large pharmaceutical partnerships for Plinabulin and other Company assets. Dr. Mohanlal, who currently serves at BeyondSpring’s Chief Medical Officer and Executive Vice President, R&D, has been instrumental in developing all key indications for the Company’s lead asset, Plinabulin, as it progresses closer to NDA filings and commercialization.

“As BeyondSpring approaches its anticipated NDA filings this year, I have the opportunity to be closely involved in helping to maximize the value of Plinabulin in improving the care of patients with cancer,” said Dr. Zabrowski. “I look forward to working alongside management to bring Plinabulin to market as quickly as possible and to help form strategic partnerships that are aligned with the Company’s corporate strategy.”

Dr. Mohanlal brings more than 25 years of discovery, drug development, post-approval and corporate development experience working for big pharma, biotech and start-up companies, including GlaxoWellcome (now GSK), Pharmacia/Upjohn (now Pfizer), Vertex, Novartis, AstraZeneca and BeyondSpring. Prior to joining BeyondSpring in 2015, Dr. Mohanlal served as Clinical Head, Established Oncology Products at Novartis, and shortly thereafter, served as an immuno-oncology consultant for AstraZeneca.

“Over the last few years, I have had the privilege to lead a strong, market-leading development team at BeyondSpring which has propelled our lead asset, Plinabulin, into two late-stage NDA programs for chemotherapy-induced neutropenia (CIN) and non-small cell lung cancer (NSCLC), with key data readouts anticipated later this year,” added Dr. Mohanlal. “Plinabulin’s ability to prevent CIN – through combining Plinabulin with a G-CSF (such as Pegfilgrastim) – represents the first innovation with superior CIN prevention compared to monotherapy G-CSF, which was approved almost 30 years ago. By combining Plinabulin with G-CSF, which is the current standard of care, patients can maintain optimal dose levels of chemotherapy for optimum anti-cancer benefits. In the NSCLC indication, Plinabulin also holds the promise of becoming the market leader in second- and third-line treatment.”

“Our new board members, Dr. Zabrowski and Dr. Mohanlal bring decades of invaluable drug development and pharma partnering experience to the Company as it quickly approaches the filing of its NDAs in both the U.S. and China for CIN and NSCLC,” concluded Dr. Lan Huang, BeyondSpring’s Co-Founder, Chairman and CEO. “We anticipate that both will provide vital input into our product development, as well as into the cultivation of our key partnerships.”

About BeyondSpring
BeyondSpring is a global, clinical-stage biopharmaceutical company focused on the development of innovative immuno-oncology cancer therapies. BeyondSpring’s lead asset, first-in-class agent Plinabulin as an immune and stem cell modulator, is in a Phase 3 global clinical trial as a direct anticancer agent in the treatment of non-small cell lung cancer (NSCLC) and two Phase 3 clinical programs in the prevention of chemotherapy-induced neutropenia (CIN). BeyondSpring has strong R&D capabilities with a robust pipeline in addition to Plinabulin, including three immuno-oncology assets and a drug discovery platform using the ubiquitination degradation pathway. The Company also has a seasoned management team with many years of experience bringing drugs to the global market.

About Plinabulin
Plinabulin, BeyondSpring’s lead asset, is a differentiated immune and stem cell modulator. Plinabulin is currently in late-stage clinical development to increase overall survival in cancer patients, as well as to alleviate chemotherapy-induced neutropenia (CIN). The durable anticancer benefits of Plinabulin have been associated with its effect as a potent antigen-presenting cell (APC) inducer (through dendritic cell maturation) and T-cell activation (Chem and Cell Reports, 2019). Plinabulin’s CIN data highlights the ability to boost the number of hematopoietic stem / progenitor cells (HSPCs), or lineage-/cKit+/Sca1+ (LSK) cells in mice. Effects on HSPCs could explain the ability of Plinabulin to not only treat CIN but also to reduce chemotherapy-induced thrombocytopenia and increase circulating CD34+ cells in patients.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on BeyondSpring's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, difficulties raising the anticipated amount needed to finance the Company's future operations on terms acceptable to the Company, if at all, unexpected results of clinical trials, delays or denial in regulatory approval process, results that do not meet our expectations regarding the potential safety, the ultimate efficacy or clinical utility of our product candidates, increased competition in the market, and other risks described in BeyondSpring’s most recent Form 20-F on file with the U.S. Securities and Exchange Commission. All forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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